January 4, 2010

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dorman Products, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 27, 2008
Filed March 6, 2009
File No. 000-18914

Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
File No. 000-18914

Dear Ms. Cvrkel:

We reference your letter dated December 29, 2009 with respect to the above-referenced filings.  Please allow this letter to serve as confirmation that the Company has until January 18, 2009 to respond.

Naturally, should you have any questions, please don’t hesitate to contact me by email at mbarton@dormanproducts.com or by telephone at (215) 712-5132.

Sincerely,
/s/ Mathias J. Barton
Chief Financial Officer

cc:	Ms. Claire Erlanger, Division of Corporation Finance
Thomas Knoblauch, Esq., Vice President – General Counsel
Jane K. Storero, Esq. Blank Rome LLP

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031